EXHIBIT 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2011 third quarter results

  Strong Adjusted net earnings(1) attributable to common shareholders of $724 million, up 18.5%; Adjusted EPS up 14.8% to $0.93
  Bell revenue up 10.1% and EBITDA(2) up 7.5%, reflecting strong contribution of Bell Media; free cash flow(3)exceeds $1 billion in the quarter
  Bell Wireless service revenue growth of 6.1% and ARPU increase of 2.7% on wireless postpaid net additions of 126,854
  Robust wireless data revenue growth of 34% reflecting accelerating smartphone adoption, Bell Mobile TV and other data service growth
  TV subscriber acquisitions driven by growing traction for Bell Fibe TV with net additions up 40.5%; broadband IPTV service footprint encompasses 1.5 million households across Montréal and Toronto
  Bell Wireline EBITDA growth of 1.7% and margin expansion to 40% reflects 6.1% reduction in operating costs

MONTRÉAL, November 3, 2011 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the third quarter (Q3) of 2011.

BCE delivered strong financial performance, with net earnings attributable to common shareholders of $642 million in Q3 2011, a 41.4% increase from $454 million in Q3 2010; Adjusted net earnings attributable to common shareholders of $724 million for Q3, an increase of 18.5%; EPS (earnings per share) of $0.83, up 38.3% compared to $0.60 in Q3 2010; and Adjusted EPS of $0.93, up 14.8% compared to $0.81 in Q3 last year.

Bell had revenue growth of 10.1% and EBITDA growth of 7.5%, with significant contribution by the Bell Media business unit formed in Q2 2011 following Bell’s acquisition of CTV, Canada’s premier media company.

Bell Wireless reported service revenue growth of 6.1% and a 3.0% improvement in EBITDA, the result of healthy postpaid net additions of 126,854, and increased average revenue per user (ARPU) and robust data revenue growth (up 34.1%) driven by accelerating smartphone penetration and customer usage of broadband mobile services such as the industry-leading Bell Mobile TV.

Bell Wireline delivered EBITDA growth of 1.7%, due to a 6.1% reduction in operating costs resulting from strong cost control efforts. TV revenue grew 3.9%, reflecting net subscriber activations of 26,037, year-over-year growth of 40.5% as next-generation Bell Fibe TV rolled out to almost 1.5 million households across Montréal and Toronto by the end of Q3 2011.

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Executing Bell’s 5 Strategic Imperatives
“Bell’s strategy of heavy investment in world-leading broadband networks to deliver the best media and data services across all four screens is underpinned by a strict focus on customer service and cost efficiency, and it’s driving strong performance in our broadband wireless, TV and Internet growth services,” said George Cope, President and CEO of BCE and Bell Canada.

“Bell Wireless leadership in superphones, mobile TV and other data services drove revenue, ARPU, EBITDA and postpaid customer growth, while strong customer and revenue gains in Bell TV were propelled by increasing demand for next generation Fibe TV. Vigorous cost control and management of traditional landline services supported EBITDA growth in Wireline while enabling our significant investments in service enhancement and broadband networks. And Bell Media continues to build on its position as Canada’s #1 media company with the top-ranked new and returning fall season programming and major new content partnerships.”

“Including the results of Bell Media, we generated double-digit revenue growth and robust EBITDA performance in an increasingly competitive communications marketplace. The Bell team’s effective execution of our 5 Strategic Imperatives has placed Bell in a strong strategic position as we move ahead in the busy fourth quarter and into 2012,” said Mr. Cope.

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 5 Strategic Imperatives: Improve Customer Service, Accelerate Wireless, Leverage Wireline Momentum, Invest in Broadband Networks and Services, and Achieve a Competitive Cost Structure.

Guidance updated on Adjusted EPS increase

“Healthy operating metrics across our businesses as well as efficient management of our cost structure and working capital enabled us to generate strong net earnings growth of 41.4% and over $1 billion of free cash flow this quarter,” said Siim Vanaselja, Chief Financial Officer for Bell Canada and BCE. “We reported EBITDA growth in all business segments, including a 1.7% increase in Bell Wireline EBITDA that drove EBITDA margin expansion of 1.9 percentage points to 40% for that segment. Our continued solid execution and significant ongoing broadband investment to accelerate Bell’s growth businesses position us well competitively going forward.”

“As a result of our strong earnings result in the quarter, we are updating our Adjusted EPS guidance upwards to reflect the earlier-than-expected resolution of tax matters in the third quarter,” said Mr. Vanaselja. “Accordingly, we now expect BCE’s Adjusted EPS growth to be in the range of 11% to 13% for 2011, up from 6% to 9% previously. We are also reconfirming all other financial guidance targets, as presented on May 12, 2011, based on expected execution of Bell’s 5 Strategic Imperatives through the fourth quarter.”

Bell operational performance

Bell’s operating revenues increased by 10.1% this quarter, to $4,313 million, as revenues from the acquisition of CTV on April 1, 2011, now part of the new Bell Media unit, as well as higher wireless and TV revenues, offset declines in local and access, long distance and data product revenues. Bell’s EBITDA grew by 7.5% to $1,605 million this quarter, reflecting the addition of Bell Media’s EBITDA and higher wireline and wireless EBITDA.

Bell Wireless operating revenues increased by 5.6% this quarter with service revenues increasing by 6.1% and product revenues decreasing by 1.0%. Bell Wireless EBITDA increased by 3.0%, an improvement over Q3 2010, as higher operating revenues were partly offset by a $25 million year-over-year increase in acquisition and retention costs. Smartphones represented 65% of gross postpaid activations this quarter and now make up 43% of Bell’s postpaid

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customer base, fuelling wireless data revenue growth of 34.1%. Blended ARPU increased by 2.7%, or $1.47, to $55.01 per month, reflecting the significant increase in higher-value postpaid customers as a percentage of our wireless subscriber base.

Bell Wireline increased ARPU across its portfolio of TV, Internet and Home Phone residential services, with increasing traction of Fibe TV – now available to approximately 1.5 million households in Toronto and Montréal – contributing to growth in Fibe Internet subscribers. TV and residential Internet revenue growth was offset by declines in local and access, long distance, and wireline data product and equipment revenues, resulting in a 3.1% overall decrease in Bell Wireline operating revenues.

Bell Wireline EBITDA increased by 1.7% in Q3, due mainly to strong execution of Bell’s cost reduction imperative, with approximately $80 million in savings from reduced labour, marketing, and general and administrative costs, resulting in EBITDA margin expansion of 1.9 percentage points to 40%. Subsequent to the end of the third quarter, we completed the elimination of approximately 1,200 management positions through operational efficiencies, equating to approximately $100 million in expected annualized savings.

Total TV subscribers increased by 26,037, up 40.5% compared to net activations of 18,538 in Q3 last year, due to higher activations of Bell Fibe TV service. NAS (network access service) line losses totaled 110,629 this quarter, compared to 92,169 last year, reflecting a tougher residential competitive environment, but business NAS losses improved 35.1% year over year. High-speed Internet incurred a small net subscriber loss in Q3 2011 compared to net activations of 21,668 last year.

Bell continues to lead Canada’s communications industry in broadband infrastructure investment with $652 million in new capital spent this quarter. Bell is rapidly deploying broadband fibre to residential homes and businesses in Ontario and Québec – including Canada’s largest Fibre to the Home buildout in Québec City – to support the expansion of Bell Fibe TV, Fibe Internet and new cloud computing and other leading-edge business services.

Bell’s next-generation 4G LTE wireless network was the first to launch in Toronto, Mississauga, Hamilton, Kitchener-Waterloo and Guelph in September with further expansion to new markets in 2011 – including the Halifax region added November 1 – and through 2012. Bell has announced its first two LTE superphones, the HTC Raider 4G LTE now available and the exclusive LG Optimus LTE available later this month, which join the Novatel and Sierra Wireless 4G LTE Turbo Sticks already in market. Both of these new LTE phones also offer seamless operation on Bell’s HSPA+ network, with coverage to more than 96% of the Canadian population.

Bell Media had revenues of $435 million this quarter, benefitting from solid advertising demand in all media properties along with strong subscriber fee revenue generated from Specialty TV channels such as TSN and digital services. Bell Media’s EBITDA was $81 million in the quarter, reflecting good revenue performance in a low-season quarter for media and careful management of conventional TV programming costs and general and administrative expenses. Bell Media’s EBITDA for the quarter reflects a non-cash charge of $9 million to amortize the fair value of programming rights, recognized at the acquisition of CTV.

CTV built on its leadership position as Canada’s #1 TV company with the most top-20 programs in both the summer and fall seasons and seven of the top 10 most-watched new programs, including Canada’s #1 new series The X Factor. The rebranded CTV Two was the only Canadian conventional network to experience growth nationally and in all local markets with all

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viewers. Building on its national sports media leadership, Bell Media launched RDS2, a companion sports channel to #1 French-language specialty channel RDS, and rebranded TSN Radio 990 in Montréal and TSN Radio 1290 in Winnipeg, all coinciding with the start of the NHL hockey season and leveraging content partnerships with the Montréal Canadiens and Canada’s newest NHL team, the Winnipeg Jets. In October, Bell Media secured exclusive Canadian media rights to FIFA World Cup™ Soccer – including 2018 FIFA World Cup Russia™, 2022 FIFA World Cup Qatar™ and FIFA Women’s World Cup Canada 2015™ – to be available across Bell Media platforms including CTV, TSN and RDS as well as online, radio and mobile properties.

BCE results
BCE’s cash flows from operating activities were $1,916 million this quarter compared to $1,551 million in the same period last year due to higher net earnings. BCE’s free cash flow was $1,005 million this quarter compared to $806 million last year, due to higher EBITDA and improved working capital. The improved working capital this quarter reflected the catch-up in the receipt of customer payments that were delayed by the Canada Post work stoppage in Q2 of this year.

BCE’s net earnings attributable to common shareholders were $642 million, or $0.83 per share, compared to $454 million, or $0.60 per share, in the same quarter last year. The year-over-year increase in earnings was due primarily to higher year-over-year tax adjustments from the favourable resolution of various tax matters and the fair value loss on the Bell Aliant fund unit liability in the third quarter of 2010. BCE’s Adjusted EPS was $0.93 per common share in the quarter, compared to $0.81 last year, due to increased EBITDA and the aforementioned higher tax adjustments.

Financial Highlights
($ millions except per share amounts) (unaudited)	Q3 2011	Q3 2010	% change
Bell (i)
Operating Revenues	4,313	3,916	10.1%
EBITDA	1,605	1,493	7.5%
BCE
Operating Revenues	4,910	4,517	8.7%
EBITDA	1,941	1,841	5.4%
Net Earnings Attributable to Common Shareholders	642	454	41.4%
EPS	0.83	0.60	38.3%
Adjusted EPS	0.93	0.81	14.8%
Cash flows from operating activities	1,916	1,551	23.5%
Free Cash Flow	1,005	806	24.7%

(i)	Bell includes the Bell Wireless, Bell Wireline and Bell Media segments.

BCE’s operating revenues increased by 8.7% to $4,910 million, due mainly to the acquisition of CTV and improved performance at Bell.

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BCE’s EBITDA increased by 5.4% to $1,941 million this quarter as EBITDA growth at Bell was partly offset by lower EBITDA at Bell Aliant.

Bell Wireless
With the launch of new and exclusive superphones and other mobile broadband devices operating on Bell’s world-leading broadband mobile HSPA+ and LTE networks, new competitive offers, and Bell Mobile TV service with enhanced CTV, CTV Two and other content offerings, Bell Wireless continued to deliver strong postpaid net additions, accelerated smartphone penetration, very strong data revenue growth and higher blended ARPU.

  Total Bell Wireless operating revenues increased by 5.6% to $1,339 million this quarter. Service revenues increased by 6.1% to $1,228 million due to subscriber growth and wireless data revenue growth of 34.1%. Product revenues decreased by 1.0% to $102 million due to more competitive pricing of handsets.

  Blended ARPU increased by 2.7% to $55.01, reflecting the year-over-year increase of higher value postpaid customers as a percentage of our subscriber base. Postpaid ARPU decreased marginally, by $0.06, to $64.98 as growth in data usage was offset by lower voice ARPU driven mainly by competitive pricing pressures. Prepaid ARPU decreased by $1.04 to $17.81, due mainly to the migration of high-value prepaid customers to postpaid plans.

  Bell Wireless EBITDA increased by 3.0% to $481 million this quarter as higher revenues were partly offset by an increase in acquisition and retention costs from a higher smartphone mix and competitive handset pricing. EBITDA margins on wireless service revenues decreased to 39.2% this quarter from 40.4% last year, but remained stable over the previous quarter.

  Postpaid gross activations were 372,346 compared to 368,154 last year. Total gross activations were 525,780 this quarter, 2.1% lower than last year. Prepaid gross activations decreased by 9.3% to 153,434.

  Smartphone users represented 43% of total postpaid subscribers this quarter, compared to 26% last year.

  Postpaid net additions remained strong this quarter at 126,854, but decreased compared to net additions of 159,465 last year due to higher churn reflecting more aggressive acquisition offers from competitors. The prepaid client base declined by 41,105 this quarter, compared to a decrease of 21,585 last year, also due to higher churn and higher prepaid to postpaid migrations

  Postpaid churn increased to 1.5% from 1.4% while prepaid churn increased to 3.9% from 3.4%. Blended churn increased to 2.0% from 1.9% last year.

  The Bell Wireless client base reached 7,369,596 at the end of the quarter, an increase of 3.4% over last year.

  Cost of acquisition increased by 10.4% this quarter, to $392 per gross activation, due to higher handset subsidies driven by a higher proportion of postpaid and smartphone activations, as well as competitive pricing.

Bell Wireline
Our Residential Services unit experienced solid growth in TV and residential Internet revenues. Additionally, the pace of long distance erosion slowed considerably, driving improvement in Bell Wireline’s total voice revenue decline over last year, while business NAS line losses continued to improve year over year. Bell Wireline also benefited from continued rigorous control over operating costs, which contributed to further wireline EBITDA margin improvement this quarter.

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  Bell Wireline operating revenues decreased by 3.1% to $2,610 million this quarter.

  Bell Wireline EBITDA increased by 1.7% this quarter, to $1,043 million as cost reductions more than offset lower operating revenues. Bell Wireline’s EBITDA margin increased by 1.9 percentage points to 40.0%.

  TV revenues increased by 3.9% to $454 million this quarter driven by subscriber growth and higher ARPU.

  Total TV net activations increased by 40.5% to 26,037 this quarter, reflecting growing traction for the popular new Bell Fibe TV service as Bell’s broadband fibre IPTV service footprint grew to 1.5 million households by the end of Q3. At the end of the quarter, there were 2,059,870 Bell TV subscribers, or 3.1% more than last year.

  Growth in residential Internet service revenues and IP-based services was offset by lower legacy data revenues and reduced product sales, principally in the business sector, leading to a 4.3% decrease in data revenues to $930 million this quarter. Data revenue results in Q3 2011 included revenue from Sympatico.ca portal, now part of the Bell Media segment.

  High-speed Internet subscribers decreased by 101 this quarter compared to an increase of 21,668 in the same period last year. Bell had 2,111,661 high-speed Internet subscribers, or 1.3% more than last year, at the end of the quarter.

  Local and access revenues declined by 6.5% to $710 million this quarter due to ongoing residential and business NAS line losses that occurred over the last year.

  Total NAS declined by 110,629 this quarter compared to a reduction of 92,169 last year due to competition and a reduction in access lines and digital circuits, as customers continue to adopt wireless and IP-based technologies. Business NAS decreased by 15,362 this quarter compared to a decline of 23,686 last year due to growth in wholesale net additions and effective customer retention activities. Residential NAS line losses increased 39.1% to 95,267. On a year-over-year basis, total NAS declined by 5.1% to 6,205,336.

  Long distance revenues declined by 0.4% to $223 million this quarter, reflecting a significant improvement compared to previous quarters, due to higher sales of global long distance minutes.

  Equipment and other revenues decreased by 4.9% to $212 million this quarter.

Bell Media
On April 1, 2011, Bell completed its acquisition of CTV and launched the new Bell Media business unit encompassing all CTV and other Bell content assets, including the Sympatico.ca portal.

  Bell Media’s operating revenues were $435 million this quarter, reflecting strong subscriber fee revenue from Specialty TV channels such as TSN and digital services, as well as advertising revenue growth across all media properties, driven by solid advertiser demand and industry-leading audience levels in conventional and specialty TV.
  Subscriber revenues reflected implementation of higher rates charged to other broadcast distributors for certain Bell Media specialty sports services, as well as strong non-sports specialty channel and digital results.
  Digital revenues also grew with the launch of Bell Mobility’s enhanced Mobile TV service that offers live and on-demand access to Bell Media TV content.
  Bell Media’s EBITDA was $81 million this quarter reflecting healthy topline performance in a low-season quarter for media. A $9 million non-cash charge was recognized in the quarter for the amortization of the fair value of certain programming rights acquired in the CTV acquisition.
  CTV has the top four most-watched programs in Canada this fall season, including Canada’s #1 television series, The Big Bang Theory, as well as 14 of the top 20 programs across all networks. CTV also has the top five new programs, including the #1 new drama,

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Unforgettable, and the #1 new comedy, Whitney. CTV had completed the summer season holding 11 out of the top 20 programs nationally.

  Bell Media re-branded the /A\ channels to CTV Two, which has since experienced significant viewership growth due to highly rated fall programming, including Two and a Half Men and Criminal Minds. CTV Two is the only Canadian conventional network to experience growth nationally and in all local markets with total viewers and all key adult demographics.

  Bell Media launched the RDS2 French-language sports network and rebranded TSN Radio 990 Montréal and TSN Radio 1290 in Winnipeg, coinciding with the start of the NHL hockey season.

  Bell Media speciality services also finished the quarter with strong viewership for channels such as SPACE, The Comedy Network, Bravo!, CTV News Channel, MuchMore and E!.

  Bell Media Digital reached over 14.8 million unique visitors in September, up 3% from the month before and ranking #5 in Canada after Microsoft, Google, Facebook and Yahoo!. Bell Media ranks #2 for total Video Views with 124 million videos viewed, second only to Google sites, which includes YouTube.

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased to $700 million this quarter, or by 0.4%, due to lower local and access, long distance and equipment and other revenues. Bell Aliant’s EBITDA decreased by 3.4%, to $336 million due to lower revenues and higher operating costs.

Common Share Dividend
 BCE’s Board of Directors has declared a quarterly dividend of $0.5175 per common share, payable on January 15, 2012 to shareholders of record at the close of business on December 15, 2011.

Outlook
Based on the higher-than-expected level of tax adjustments realized in the third quarter and our latest operating outlook for the balance of the year, BCE has increased its financial guidance for 2011 for Adjusted EPS, while maintaining its guidance for revenue and EBITDA growth, capital intensity and free cash flow generation. BCE’s guidance for 2011, as provided on May 12, 2011, and its updated guidance are as follows:

	May 12, 2011	November 3, 2011
2011 Guidance	Guidance	Guidance
Bell (i)
Revenue Growth	9% to 11%	No change
EBITDA Growth	8% to 10%	No change
Capital Intensity	~16%	No change
BCE
Adjusted EPS	$2.95 - $3.05	$3.10 - $3.15
Adjusted EPS Growth	6% - 9%	11% - 13%
Free Cash Flow	~$2,200 M - $2,300 M	No change

(i)	Bell’s 2011 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.

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Call with Financial Analysts
BCE will hold a conference call for financial analysts to discuss its third quarter results on Thursday, November 3 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial 416-695-7848 or toll-free 1-800-952-6845 shortly before the start of the call. A replay will be available for one week by dialing 905-694-9451 or 1-800-408-3053 and entering pass code 4057853#.

There will also be a live audio webcast of the call available on BCE’s website at: http://www.bce.ca/en/news/eventscalendar/webcasts/2011/20111103. The mp3 file will be available for download on this page later in the day.

Notes
The information contained in this news release is unaudited. The financial results contained in this news release were prepared in accordance with International Financial Reporting Standards (IFRS).

(1)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. For 2010, Adjusted net earnings also excludes the fair value adjustments on the fund unit liability and adjusts earnings to reflect the interest on the fund unit liability as non-controlling interest. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share. The following table is a reconciliation of net earnings attributable to common shareholders and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

($ millions except per share amounts)
	Q3 2011		Q3 2010
	Total	Per share	Total	Per share
Net earnings attributable to common shareholders	642	0.83	454	0.60
Severance, acquisition and other costs	82	0.10	91	0.12
Net (gains) losses on investments	-	-	-	-
Fair value adjustment of fund unit liability	-	-	56	0.08
Adjustment to reflect interest on fund unit liability as non-controlling interest	-	-	10	0.01
Adjusted net earnings	724	0.93	611	0.81

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(2)

We define EBITDA as operating revenues less operating costs, as shown in the consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. EBITDA is also used as a component in the determination of short-term incentive compensation for all management employees. EBITDA may be referred to as an additional GAAP measure because it is displayed on the face of our income statements.

(3)

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q3 2011	Q3 2010
Cash flows from operating activities	1,916	1,551
Bell Aliant dividend / distributions to BCE	48	73
Capital expenditures	(814)	(757)
Dividends paid on preferred shares	(31)	(25)
Dividends paid by subsidiaries to non-controlling interest	(75)	-
Acquisition costs paid	7	6
Bell Aliant free cash flow	(46)	(42)
Free cash flow	1,005	806

About BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

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Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our 2011 financial guidance (including revenues, EBITDA, capital intensity, Adjusted EPS, and free cash flow), our 4G LTE wireless network deployment plans, our annualized cost savings expected to result from workforce reductions, our objectives, plans and strategic priorities and positions, and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at November 3, 2011 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 3, 2011. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating, in particular, to 2011 and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

Economic and Market Assumptions
A number of Canadian economic and market assumptions were made by BCE in preparing its forward-looking statements for 2011 contained in this news release, including, but not limited to: (i) growth in the Canadian economy of approximately 2.1% in 2011 based on the Bank of Canada’s most recent estimate, (ii) continued cost rationalization and cautious spending by business customers given employment levels and the modest pace of economic recovery, (iii) current levels of residential wireline competition to continue especially from cable companies and providers of Voice over Internet Protocol (VoIP) services, (iv) higher wireline substitution, due primarily to the presence of new wireless entrants and the accelerating adoption of mobile Internet and mobile television, and (v) wireless industry penetration gain of 4 to 5 basis points in 2011 stimulated, in particular, by new entrant competition, the accelerating adoption of smartphones and the use of data applications, as well as by the emergence of new types of wireless devices such as tablets.

Operational Assumptions
Our forward-looking statements for 2011 are also based on certain internal operational assumptions concerning Bell (excluding Bell Aliant), including, but not limited to: (i) further reduction in local line losses as we leverage our broadband fibre investments in both TV and Internet to drive three-product household penetration, increase our multiple-dwelling unit (MDU) market share and generate higher pull-through attach rates for our other residential services,

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(ii) targeted retention and service bundle offers, customer winbacks and better service execution to reduce residential NAS line losses year over year, (iii) subscriber acquisition and higher average revenue per unit (ARPU) at Bell TV to be driven by Bell’s ability to leverage its market leadership position in high definition programming, seek greater penetration within the MDU market, capitalize on its extensive retail distribution network, which includes The Source, and the progressive rollout of Bell Canada’s IPTV service in Toronto and Montréal, (iv) substantial ongoing investments in our fibre optic networks to further expand our wireline broadband footprint to strengthen our competitive position versus cable companies and allow for the introduction of leading edge Internet Protocol (IP) products not available through cable technologies, (v) levels of business customer spending, new business formation and demand for connectivity and ICT services, dependent on a strengthening economy and improving employment rates, resulting in a gradual improvement in the performance of our Business Markets unit including business NAS line losses, (vi) expense savings and operating efficiency gains to be achieved from renegotiated contracts with our vendors and outsource suppliers, lower corporate support costs, further streamlining of our labour force, field services productivity improvements, consolidating management roles and organizational structures to achieve further operational efficiencies, reducing traffic that is not on our own network, and managing content costs, (vii) continued customer migration to IP-based systems and ongoing pricing pressures in our business and wholesale markets, (viii) Bell to benefit from the flow-through of significant investments made in 2010 in customer acquisition and retention along with continued acceleration in smartphone activations and data usage, (ix) new wireless entrant competition to intensify in 2011 as additional service providers come to market and existing providers continue to open new markets and improve their distribution reach, (x) wireless revenue growth to be driven by ARPU from new services, careful price management and continued disciplined expansion of our subscriber base, (xi) Bell to benefit from ongoing technological improvements by manufacturers in our handset and device lineup and from faster data speeds that are allowing our clients to optimize the use of our services, (xii) continued diligent expense management to moderate the impact of aggressive discount brand and new entrant pricing, higher retention spending and increased subscriber acquisition costs driven by increased smartphone customer penetration, (xiii) Bell to maintain its market share of the incumbent wireless postpaid market, (xiv) Bell’s ability to leverage its HSPA+ network investments to drive a higher mix of smartphone and other high-value customers, resulting in higher data and roaming revenues, (xv) Bell Media to maintain the top 20 ratings position in conventional TV to support growth in advertising, (xvi) continue to successfully sign agreements with distribution undertakings for Bell Media’s sports specialty services at market rates, (xvii) Bell Media to continue to successfully acquire high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy, and (xviii) continued investment in high definition for Bell Media’s specialty channels.

Financial Assumptions
Our forward-looking statements for 2011 are also based on certain financial assumptions for 2011 concerning Bell (excluding Bell Aliant) which have been updated to reflect the inclusion of Bell Media results starting in the second quarter of 2011. These include, but are not limited to: (i) Bell’s total pension expense to be approximately $130 million, based on an estimated accounting discount rate of 5.5% and an expected return on plan assets of 7%, with an estimated above EBITDA pension current service cost of approximately $190 million and an estimated below EBITDA net pension financing return of approximately $60 million, (ii) Bell’s total pension plan cash funding to be approximately $425 million, (iii) Bell’s cash taxes to be approximately $175 million, (iv) net interest paid to be approximately $650 million, and (v) Bell to repay its 2011 debt maturities.

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Our forward-looking statements for 2011 are also based on certain financial assumptions for 2011 concerning BCE, including, but not limited to: (i) depreciation and amortization expense approximately $100 million higher compared to 2010, (ii) severance, acquisition and other costs in the range of $400 million to $450 million, (iii) a statutory tax rate of approximately 28.2% and an effective tax rate of approximately 21%, (iv) tax adjustments (per share) of $0.28, and (v) an annual common share dividend of $2.07 per share.

The foregoing assumptions, although considered reasonable by BCE on November 3, 2011, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2011 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2011 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: (i) the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants and their ability to launch or expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results; (ii) variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels; (iii) the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that have only wireless telephone services; (iv) the increased adoption by customers of alternative TV services; (v) general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; (vi) our ability to implement our strategies and plans in order to produce the expected benefits; (vii) our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; (viii) our ability to respond to technological changes and rapidly offer new products and services; (ix) increased contributions to employee benefit plans; (x) events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; (xi) the complexity and costs of our IT environment; (xii) events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services such as handsets; (xiii) the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; (xiv) labour disruptions; (xv) the potential adverse effects on our Internet and wireless networks of the significant increase in broadband demand and in the volume of wireless data-driven traffic; (xvi) capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for dividend payments and to fund capital and other expenditures and generally meet our financial obligations; (xvii) our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; (xviii) regulatory initiatives or proceedings (including possible changes to foreign ownership restrictions), litigation, changes in laws or regulations and tax matters; (xix) Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations, technological changes and competitive pressures, and on securing commercially favourable distribution arrangements with broadcasting distribution undertakings; (xx) launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell TV); (xxi) competition from unregulated U.S. direct-to-home

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(DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; (xxii) BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; (xxiii) there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained; (xxiv) stock market volatility; (xxv) our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks; (xxvi) health concerns about radio frequency emissions from wireless devices; and (xxvii) employee retention and performance.

For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2010 Annual MD&A dated March 10, 2011 (included in the BCE 2010 Annual Report), BCE’s 2011 First Quarter MD&A dated May 11, 2011, BCE’s 2011 Second Quarter MD&A dated August 3, 2011 and BCE’s 2011 Third Quarter MD&A dated November 2, 2011, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at BCE.ca.

Media inquiries:
Marie-Ève Francœur
Bell Media Relations
(514) 391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

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